UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Ellington Financial Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)
28852N109
(CUSIP Number)
Jason Frank, Esq.
Ellington Financial Inc.
53 Forest Avenue
Old Greenwich, Connecticut 06870
+1 203 698 1200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 15, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

SCHEDULE 13D

CUSIP No. 28852N109	Page 2

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael W. Vranos
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 1,981,511 Common Shares
	(8)	SHARED VOTING POWER 1,379,446 Common Shares
	(9)	SOLE DISPOSITIVE POWER 1,981,511 Common Shares
	(10)	SHARED DISPOSITIVE POWER 1,379,446 Common Shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,360,957 Common Shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
(14)	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 28852N109	Page 3

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) VC Investments L.L.C. (13-3813408)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 Common Shares
	(8)	SHARED VOTING POWER 1,255,035 Common Shares
	(9)	SOLE DISPOSITIVE POWER 0 Common Shares
	(10)	SHARED DISPOSITIVE POWER 1,293,794 Common Shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,293,794 Common Shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
(14)	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 28852N109	Page 4

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EMG Holdings, L.P. (03-0612415)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 Common Shares
	(8)	SHARED VOTING POWER 1,255,035 Common Shares
	(9)	SOLE DISPOSITIVE POWER 0 Common Shares
	(10)	SHARED DISPOSITIVE POWER 1,293,794 Common Shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,293,794 Common Shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 28852N109	Page 5

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ellington Financial Management LLC (26-0715075)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 Common Shares
	(8)	SHARED VOTING POWER 38,010 Common Shares
	(9)	SOLE DISPOSITIVE POWER 0 Common Shares
	(10)	SHARED DISPOSITIVE POWER 38,010 Common Shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,010 Common Shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
(14)	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 28852N109	Page 6
Amendment No. 11 to Schedule 13D
This Amendment No. 11 to Schedule 13D amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on February 14, 2011 (as amended on each of January 4, 2012, August 22, 2012, December 20, 2012, May 22, 2013, January 8, 2014, September 15, 2014, May 18, 2018, July 29, 2019, November 25, 2019, and February 3, 2020 collectively, the “Schedule 13D”) with respect to the shares of common stock, $0.001 par value per share (the “Common Shares”), of Ellington Financial Inc. (the “Issuer”). This Amendment No. 11 is being filed to update the number of Common Shares of the Issuer and the percentage of class beneficially owned by the Reporting Persons to give effect to (i) the issuance of 637 Common Shares to Ellington Financial Management LLC ("EFM") as payment for 10% of the incentive fee earned by EFM during the fourth quarter of 2019, (ii) the issuance of 129,516 Common Shares pursuant to the redemption of certain common units ("Common Units") of Ellington Financial Operating Partnership LLC, (iii) the Issuer’s repurchases of 290,050 of its Common Shares, (iv) the transfer of 140,600 Common Shares that were not previously deemed to be beneficially owned by Mr. Vranos to an entity (the “Estate Planning Entity”) that holds the shares for estate planning purposes, (v) the Issuer’s issuance of 6,000,000 Common Shares, which closed on July 9, 2021 (the “July 2021 Equity Offering”), (vi) the Issuer’s issuance of 303,000 Common Shares on July 29, 2021, pursuant to the July 2021 Equity Offering, (vii) the issuance of 37,373 Common Shares to EFM as payment for 10% of the incentive fee earned by EFM during the second quarter of 2021, (viii) the Issuer’s issuance of 1,549,900 Common Shares pursuant to its equity distribution agreements, and (ix) the Issuer’s issuance of 5,750,000 Common Shares, which closed on October 15, 2021 (the “October 2021 Equity Offering”). The information set forth below in Item 3 supplements the information disclosed under the corresponding items of the Schedule 13D, while the information set forth below in Item 5 amends and restates in its entirety the information disclosed in the corresponding item of the Schedule 13D. Unless otherwise indicated, terms used but not defined in this Amendment No. 11 shall have the same meanings herein as ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby supplemented to add the following to the end of this section:

On February 5, 2020 pursuant to the Management Agreement, the Issuer issued 637 Common Shares to EFM as payment for 10% of the incentive fee earned by EFM during the fourth quarter of 2019. This transaction was previously reported on a Form 4 by Mr. Vranos.

On March 2, 2020, the Vranos Family Trust and the Penn Family Trust redeemed 129,516 Common Units for an equivalent number of Common Shares. This transaction was previously reported on a Form 4 by Mr. Vranos.

In connection with the Issuer’s share repurchase program, the Issuer repurchased 290,050 of its Common Shares during the nine-month period ended September 30, 2020.

On December 11, 2020, 140,600 Common Shares that were not previously deemed to be beneficially owned by Mr. Vranos were transferred to the Estate Planning Entity. This transaction was previously reported on a Form 4 by Mr. Vranos.

On July 9, 2021, the Issuer issued 6,000,000 Common Shares pursuant to the July 2021 Equity Offering.

On July 29, 2021, the Issuer issued 303,000 Common Shares pursuant to the July 2021 Equity Offering.

On July 30, 2021 pursuant to the Management Agreement, the Issuer issued 37,373 Common Shares to EFM as payment for 10% of the incentive fee earned by EFM during the second quarter of 2021. This transaction was previously reported on a Form 4 by Mr. Vranos.

During August and September 2021, the Issuer issued an aggregate of 1,549,000 Common Shares pursuant to its equity distribution agreements.

On October 15, 2021, the Issuer issued 5,750,000 Common Shares pursuant to the October 2021 Equity Offering, increasing the number of Common Shares outstanding to 57,427,667.

CUSIP No. 28852N109	Page 7

Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety as follows:
(a), (b) The aggregate number and percentage of Common Shares to which this Schedule 13D relates is 3,360,957 shares, which represents beneficial ownership of 5.8% of the total number of Common Shares outstanding as of October 15, 2021. The beneficial ownership set forth in the immediately preceding sentence is held as follows:

Beneficial Owner	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Total	Percent of Outstanding Common Shares (1)	Managing Member or General Partner
Mr. Vranos (2)	1,981,511	1,379,446	1,981,511	1,379,446	3,360,957	5.8%	N/A
VC (3)	0	1,255,035	0	1,293,794	1,293,794	2.2%	Mr. Vranos
EMGH (4)	0	1,255,035	0	1,293,794	1,293,794	2.2%	VC
EFM	0	38,010	0	38,010	38,010	0.0%	VC
_____________
SCHEDULE 13D
(1) Beneficial ownership is calculated based on 57,427,667 Common Shares outstanding as of October 15, 2021. For purposes of this table, a reporting person is deemed to be the beneficial owner of Common Shares if that reporting person has the right to acquire such Common Shares within 60 days of October 15, 2021 by the conversion of any OP LTIP Units or Common Units. OP LTIP Units and Common Units held by a reporting person are each deemed to have been converted into Common Shares for the purpose of computing the percentage of outstanding Common Shares beneficially owned by such reporting person, but shall not be deemed to have been converted for the purpose of computing the percentage of outstanding Common Shares beneficially owned by any other reporting person.
(2) Beneficial ownership includes 1,889,689 Common Shares held by the Estate Planning Entity, 91,822 Common Shares held in the family trust of another partner of EMGH for whom Mr. Vranos acts as trustee and over which Mr. Vranos has sole voting and dispositive power, 1,217,025 Common Shares beneficially owned by EMGH (including 320,604 OP LTIP Units and 46,171 Common Units - see footnote 4 below), 38,010 Common Shares held directly by EFM, 85,652 Common Shares held in a family trust for the benefit of another partner of EMGH for whom Mr. Vranos acts as trustee and over which Mr. Vranos has shared voting and dispositive power, and 38,759 Common Shares held by a family trust of which Mr. Penn is a settlor and for which Mr. Vranos serves as a trustee (the "Penn Family Trust"), over which Mr. Vranos, in his capacity as the managing member of VC, the general partner of EMGH, has certain consent rights with respect to transfers.

(3) Beneficial ownership includes 1,217,025 Common Shares beneficially owned by EMGH (including 320,604 OP LTIP Units and 46,171 Common Units - see footnote 4 below), 38,010 Common Shares held directly by EFM, and 38,759 Common Shares held by the Penn Family Trust, over which Mr. Vranos, in his capacity as the managing member of VC, the general partner of EMGH, has certain consent rights with respect to transfers.

(4) Beneficial ownership includes 850,250 Common Shares, 320,604 OP LTIP Units and 46,171 Common Units held directly by EMGH. Beneficial ownership also includes 38,010 Common Shares held directly by EFM. The OP LTIP Units are fully vested and are convertible into Common Units on a one-for-one basis, subject to certain conditions. The Common Units may be converted into Common Shares on a one-for-one basis after applicable conditions have been satisfied. Beneficial ownership also includes 38,759 Common Shares held by the Penn Family Trust, over which Mr. Vranos, in his capacity as the managing member of VC, the general partner of EMGH, has certain consent rights with respect to transfers.
(c) Except for the transactions described in Item 3 above, there have been no transactions effected during the past 60 days by the Reporting Persons with respect to the Common Shares. The information related to the transactions contained in Item 3 above is incorporated herein by reference.
(d) Not applicable.
(e) Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated this 19th day of October, 2021.
MICHAEL W. VRANOS

/s/ Michael W. Vranos

VC INVESTMENTS L.L.C.

By	/s/ Michael W. Vranos
Name: Michael W. Vranos
Title: Managing Member
EMG HOLDINGS, L.P.

By	/s/ Laurence E. Penn
Name: Laurence E. Penn
Title: Designated Person

By	/s/ Laurence E. Penn
Name: Laurence E. Penn
Title: Vice Chairman
ELLINGTON FINANCIAL MANAGEMENT LLC

By	/s/ Laurence E. Penn
Name: Laurence E. Penn
Title: Executive Vice President